Exhibit 99.2

Social Media Customer Service Declines, American Consumers Don’t
Know What Good Service Looks Like, New Survey Finds

NICE/BCG 2016 Consumer Experience Report reveals social media use is on the decline for customer service and U.S. consumers have lower expectations in 15 out of 25 categories compared to other countries

Paramus, New Jersey, March 2, 2016 – Social media is among the last places consumers want to go for customer service, according to a new survey commissioned by NICE Systems (NASDAQ: NICE) and the Boston Consulting Group (BCG). And among Americans, expectations are low across the board. The NICE/BCG 2016 Consumer Experience Report focused on customer interactions with providers of financial, telecom, and insurance services. Over 1,700 people between the ages of 18 and 65 were interviewed across the U.S., the U.K., the Netherlands, France and Australia.

The report found that the number of consumers using social media to resolve customer service issues has dropped compared to two years ago. While daily, weekly, and monthly use of social media channels doubled between 2011 and 2013, those same categories declined between 2013 and 2015, while the number of respondents who never use or are not offered social media customer service rose from 58 percent in 2013 to 65 percent in 2015.

Respondents who do not use social media cited a number of reasons why. It takes too long to address issues said 33 percent, it has limited functionality reported 32 percent, and it isn’t feasible for complex tasks according to 30 percent. Social media was the channel with the highest percentage of abandons in both 2013 and 2015, with the number rising from 32 percent to 42 percent over that period.

U.S. consumers surveyed have lower expectations of customer service in general. Australia and European respondents thought it essential that they be automatically routed to the correct customer service agent along with their information without being transferred multiple times, and that their service provider rep be aware of their past three to five interactions with the company to tailor service to their needs. American respondents, on the other hand, said all of those actions would “exceed expectations.” In total, Americans surveyed ranked only 15 out of 25 factors as essential, while other countries’ respondents expected anywhere from 21 to all 25 attributes.

While American respondents don’t seem to mind waiting for multiple call transfers or repeating their information, having issues resolved immediately was cited by other countries and all industries, genders, and ages as the top factor in a perfect experience, valued by 51 percent of respondents. Other important factors include reps knowing what consumers need and providing an immediate solution, forwarding information and actions from department to department, and knowing what consumers already did through a self-service channel.

Other findings that can be found in the complete report include:

•
Decreased satisfaction and success since 2013 across the board with all contact channels (except for mobile apps), particularly Interactive Voice Response (IVR) (down 20 percent) and social media (down 23 percent).

•	Churn rates vary amongst different age groups. While 78 percent of baby boomers will leave a provider due to a customer service issue, only 54 percent of millennials will do so.

•
Sharp increase in customer skepticism about the effects of their feedback, with only 25 percent thinking it likely that service providers took action based on their feedback, down from 40 percent in 2012.

“This year’s survey serves as further proof that customer service is becoming more complex and more critical for a company’s success,” says Tom Dziersk, President NICE Americas. “When an organization can create a perfect experience, there are many dividends, and as the report’s findings make clear, ample room for improvement creates many opportunities for businesses to set themselves apart. Every day, we see companies that partner with NICE beginning to better anticipate the journey of their customers. They are leveraging advanced analytics to better understand customers both as individuals, as well as a collective, to ensure that they are best prepared to provide service that makes a difference.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen,+1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Dziersk, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.